UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
 RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of December 2025
Commission File Number: 001-32199

SFL Corporation Ltd.
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(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release of SFL Corporation Ltd. (NYSE: SFL) (“SFL” or the “Company”), dated December 19, 2025, announcing that the Company has agreed to sell the two 2015-built Suezmax tankers SFL Thelon and SFL Ottawa, currently on charter to a trading house.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SFL CORPORATION LTD.

Date:	December 19, 2025	By:	/s/ Ole B. Hjertaker
		Name:	Ole B. Hjertaker
		Title:	SFL Management AS
(Principal Executive Officer)

EXHIBIT 1

SFL – Sale of Suezmax Tankers and Termination of Charters

SFL Corporation Ltd. (NYSE: SFL) (“SFL” or the “Company”) today announced that it has agreed to sell the two 2015-built Suezmax tankers SFL Thelon and SFL Ottawa, currently on charter to a trading house.

The gross sales price is expected to be approximately $57 million per vessel. Net proceeds are estimated at approximately $26 million per vessel after repayment of associated debt and payment of a termination fee in accordance with a pre-agreed profit share arrangement.

The vessels will be delivered in the fourth and first quarter, respectively, and SFL expects to record an aggregate book gain of approximately $23 million from the transaction, allocated between the two vessels.

The Company and the same charterer has furthermore agreed to mutually terminate the charters for the two 2020-built Suezmax tankers SFL Albany and SFL Fraser and pay a termination fee in accordance with a pre-agreed profit share arrangement. The two retained vessels are Korea built eco-design and equipped with scrubbers. The vessels will initially be employed in the spot market and in due course the Company may look for longer-term employment for these vessels.

Ole B. Hjertaker, Chief Executive Officer of SFL Management AS, commented: “This transaction illustrates the embedded value in our fleet, where we can materialize a significant profit from the sale of two 10-year-old vessels just three years after their acquisition. And in the meantime, we have enjoyed solid cash flows from the vessels. A portion of the proceeds will be reinvested in the younger, more fuel-efficient vessels that are well positioned to benefit from the current strong charter market, where prevailing charter rates are materially higher than the existing fixed charter rates.”

December 19, 2025

The Board of Directors
SFL Corporation Ltd.
Hamilton, Bermuda

Investor and Analyst Contacts:
Espen Nilsen Gjøsund, Vice President – Investor Relations, +47 47500500
André Reppen, Chief Treasurer & Senior Vice President, +47 23114055
Aksel Olesen, Chief Financial Officer, +47 23114036

Media Contact:
Ole B. Hjertaker, Chief Executive Officer, SFL Management AS
+47 23114011

About SFL

SFL has a unique track record in the maritime industry and has paid dividends every quarter since its initial listing on the New York Stock Exchange in 2004. The Company’s fleet of vessels is comprised of tanker vessels, bulkers, container vessels, car carriers and offshore drilling rigs. SFL’s long term distribution capacity is supported by a portfolio of long-term charters and significant growth in the asset base over time. More information can be found on the Company’s website: www.sflcorp.com.

Cautionary Statement Regarding Forward Looking Statements

This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including SFL management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although SFL believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, SFL cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions in the seaborne transportation industry, which is cyclical and volatile, including fluctuations in charter hire rates and vessel values, changes in demand in the markets in which the Company operates, including shifts in consumer demand from oil towards other energy sources or changes to trade patterns for refined oil products, changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods, technological innovation in the sectors in which we operate and quality and efficiency requirements from customers, increased inspection procedures and more restrictive import and export controls, changes in the Company’s operating expenses, including bunker prices, dry-docking and insurance costs, performance of the Company’s charterers and other counterparties with whom the Company deals, the impact of any restructuring of the counterparties with whom the Company deals, and timely delivery of vessels under construction within the contracted price, governmental laws and regulations, including environmental regulations, that add to our costs or the costs of our customers, potential liability from pending or future litigation, potential disruption of shipping routes due to accidents, political instability, terrorist attacks, piracy or international hostilities, the length and severity of the ongoing coronavirus outbreak and governmental responses thereto and the impact on the demand for commercial seaborne transportation and the condition of the financial markets, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission. SFL disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.